

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. Thomas G. Mair
Senior Vice President and Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, CO 80127-6312

> **Re:** **Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 001-12284**

Dear Mr. Mair:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Independent Auditors' Report, page 66

1. Please obtain and file a revised audit report that includes the signature and identification of your independent auditors.

Consolidated Statements of Operations, page 69

2.   Please tell us what types of items are included within 'Royalty Income' and 'Interest and Other' line items, and why you believe classification of these items as revenue is appropriate.

3.   We note you have presented 'Abandonment and Impairment of Mineral Properties' within the category of 'Other Expenses,' which is below your computation of 'Operating Income/(loss)'. Please tell us what types of costs are included within this line item, and why you believe excluding these items from 'Operating Income/(loss)' is appropriate. As part of your response, please include any applicable accounting literature you relied upon.

Notes to the Consolidated Financial Statements, page 72

Note 2 Summary of Significant Accounting Policies, page 72

Revenue Recognition, page 75

6.   You state that the sales price is based on the London P.M. fix on the day of delivery. Please clarify whether or not the sales price is subject to change and, if so, the time lapse from the date revenue is recognized and the price is finalized. Please also tell us how you have considered the US GAAP accounting for provisionally-priced metals contracts. For US GAAP, please refer to paragraph 12 of SFAS 133 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address:

        http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf.

Note 5 Long Term Investments, page 77

Investment in EURO, page 77

4.   We note during 2006 you sold shares in EURO resulting in the de-consolidation and subsequent recording of your investment in EURO under the equity method, and the eventual sale of all but six percent of your investment in EURO. Please tell us how you accounted for each EURO share sale transaction under US GAAP, and identify all applicable accounting literature you relied upon.

Auditors' Consent

5.   The consent from your independent auditor refers to a "… report dated March 27, 2006… relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K." We note the Independent Auditors Report on page 66 and 67, is dated March 13, 2007. Please obtain and file a revised consent from your auditors that includes the actual date of their report.

302 Certifications

6.   In a March 4, 2005 Staff Alert entitled <u>Annual Report Reminders</u>, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-K and 10-Q. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Engineering Comments

General

7.   We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please include the following with your legal disclaimers or accompany your resource disclosures with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10 - K, File No. 001-12284. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief